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                             August 2, 2022

       David P. Yeager
       Chairman and Chief Executive Officer
       Hub Group, Inc.
       2000 Clearwater Drive
       Oak Brook, IL 60523

                                                        Re: Hub Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated July
20, 2022
                                                            File No. 000-27754

       Dear Mr. Yeager:

              We have reviewed your July 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2022 letter.

       Response dated July 20, 2022

       General

   1. We note your response to prior comment 2 states that all risks, including climate-related risks, are overseen
collectively by the Board, Audit Committee and management.
                                                        However, it does not
appear that there is any reference to climate change or related risks, despite that the ESG
Materiality Matrix on page 5 your Sustainability Report March 2022 states that all topics
in the matrix are material, including climate strategy, and that the most pressing risks
include those relating to energy, emissions and air quality. In addition, we note the
sustainability initiatives on page 7 of your Sustainability Report
                                                        March 2022 and that
your sustainability policy issued in March 2022 states your goal is to be a "leader in the
logistics industry in minimizing impact to our shared environment."
                                                        Please revise your
disclosure to more specifically address the role of your Board of
 David P. Yeager
Hub Group, Inc.
August 2, 2022
Page 2
         Directors, Audit Committee and management in overseeing climate change-related risks.
Risk Factors, page 6

2. Your response to prior comment 3 discusses capital expenditures related to transition risks, but does not adequately address our prior comment. Please describe the relevant transition risks you analyzed, including the items noted in our prior comment, and explain how you assessed the effects of these risks for purposes of disclosure in your SEC filings.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

3. We note your response to prior comment 5 stating that that indirect consequences of climate-related regulation or business trends have not been and are not expected to be material. Please describe the indirect consequences you considered in your analysis and tell us how you concluded that they were immaterial. Please ensure your response specifically addresses each item from our prior comment.
4. Please provide us with additional detail supporting your statement in response to our prior comment 6 that the physical effects of climate change have not and are not expected to materially affect your business. In that regard, we note your risk factors titled "Relatively small increases in our transportation and warehouse costs that we are unable to pass through to our customers are likely to have a significant adverse effect on our gross margin and operating income" and "Extreme or unusual weather conditions can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results" on page 9. Please ensure you address each of the items specifically noted in our prior comment and provide quantitative information with your response.
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameDavid P. Yeager                              Sincerely,
Comapany NameHub Group, Inc.
                                                               Division of
Corporation Finance
August 2, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName